UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

DOGWOOD THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92829J 203

(CUSIP Number)

Cindy Chiu

CK Life Sciences Int’l., (Holdings) Inc.

7th Floor, Cheung Kong Center

2 Queen’s Road Central Hong Kong

(852) 2126 1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with a copy to-

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570 1000

October 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(6), check the following box  ☐.

1	NAME OF REPORTING PERSON Sealbond Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,383(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 211,383(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,383(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	The reported amount consists of 211,383 shares of common stock, $0.0001 par value (“Common Stock”), held directly by Sealbond Limited. The reported amount excludes 21,083,854 shares of Common Stock issuable upon conversion of 2,108.3854 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), which conversion is subject to approval by the stockholders of Dogwood Therapeutics, Inc. (formerly known as Virios Therapeutics, Inc.) (the “Company”) and a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)	Based on 1,332,268 shares of Common Stock outstanding after the Reverse Stock Split (as hereinafter defined) and the issuance of the Common Stock pursuant to the Exchange Agreement (as hereinafter defined), as reported in the Current Report on Form 8-K filed by the Company on October 7, 2024.

1	NAME OF REPORTING PERSON CK Life Sciences Int’l., (Holdings) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,383(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 211,383(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,383(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	The reported amount consists of 211,383 shares of Common Stock, held directly by Sealbond Limited. The reported amount excludes 21,083,854 shares of Common Stock issuable upon conversion of 2,108.3854 shares of Series A Preferred Stock, which conversion is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)	Based on 1,332,268 shares of Common Stock outstanding after the Reverse Stock Split and the issuance of the Common Stock pursuant to the Exchange Agreement, as reported in the Current Report on Form 8-K filed by the Company on October 7, 2024.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value (“Common Stock”), of Dogwood Therapeutics, Inc. (the “Company” or “Dogwood”). The address of the principal executive offices of the Company is 44 Milton Avenue, Alpharetta, Georgia 30009.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by:

(1) Sealbond Limited, a British Virgin Islands limited company (“Sealbond”); and

(2) CK Life Sciences Int’l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability (“CK Life Sciences” and, together with Sealbond, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong.

(c)	The principal business of each Reporting Person is the research and development, commercialization, marketing and sale of biotechnology products. Sealbond is an indirect, wholly-owned subsidiary of CK Life Sciences. Sealbond is a direct, wholly-owned subsidiary of Kamfull Limited, a British Virgin Islands limited company, which is a direct, wholly-owned subsidiary of Biotech Strategic Holdings Ltd., a British Virgin Islands limited company. Biotech Strategic Holdings Ltd. is a direct, wholly-owned subsidiary of CK Life Sciences. CK Life Sciences is a company listed on the Stock Exchange of Hong Kong (the “SEHK”). Information concerning CK Life Sciences, including its significant investors, is disclosed in reports available through the SEHK website and on CK Life Sciences’ website.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)(e)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Sealbond acquired the shares of Common Stock and Series A Preferred Stock pursuant to the Combination described below in Item 4.

Item 4.	Purpose of Transaction

Share Exchange Agreement

On October 7, 2024, the Company entered into the Share Exchange Agreement (the “Exchange Agreement”) with Sealbond, pursuant to which the Company acquired 100% of the issued and outstanding common shares of Pharmagesic (Holdings) Inc., a Canadian corporation (“Pharmagesic”) (such transaction, the “Combination”). Prior to the Combination, Pharmagesic was a wholly-owned subsidiary of Sealbond and an indirect wholly-owned subsidiary of CK Life Sciences.

Under the terms of the Exchange Agreement, following the consummation of the Combination (the “Closing”) and the effectiveness of the Reverse Stock Split described below, on October 9, 2024, the Company issued to Sealbond an aggregate of 211,383 shares of Common Stock and 2,108.3854 shares of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”). The number of shares issued to Sealbond reflects the effect of the Reverse Stock Split described below. Each share of Series A Preferred Stock is convertible into 10,000 shares of Common Stock, subject to certain conditions described in the Exchange Agreement, including approval by the Company’s stockholders of the Conversion Proposal described below.

Following the effectiveness of the Reverse Stock Split described below and following the issuance of the Common Stock pursuant to the Exchange Agreement, the Company will have 1,332,268 shares of Common Stock issued and outstanding.

Pursuant to the Exchange Agreement, the Company has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of shares of Series A Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC (the “Conversion Proposal”) (ii) the approval of a “change of control” under Nasdaq Listing Rules 5110 and 5635(b) (the “Change of Control Proposal”); and (iii) if deemed necessary or appropriate by the Company or as otherwise required by applicable law or contract, the approval of an amendment to the Company’s certificate of incorporation, as amended (the “Charter”), to authorize a reverse stock split of all outstanding shares of Common Stock at a reverse split ratio to be reasonably determined by the Company for the purpose of maintaining compliance with Nasdaq listing standards (such possible reverse stock split proposal, together with the Conversion Proposal and the Change of Control Proposal, the “Meeting Proposals”). In connection with these matters, the Company has agreed to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) no later than June 30, 2026. If the Meeting Proposals are approved by stockholders of the Company, the subsequent conversion of Series A Preferred Stock into shares of Common Stock held by Sealbond will result in ownership of at least a majority of the Common Stock of the Company thereafter.

In connection with the consummation of the Combination, Mr. YU Ying Choi, Alan Abel (“Mr. Yu”) and Mr. TOH Kean Meng, Melvin (“Dr. Toh”) were appointed to the board of directors of the Company effective as of immediately following the closing of the Combination. Mr. Yu is the Deputy Chairman and an Executive Director of CK Life Sciences and Dr. Toh is a Vice President, the Chief Scientific Officer and an Executive Director of CK Life Sciences.

The foregoing description of the Combination and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On October 7, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware in connection with the Combination. The Certificate of Designation provides for the designation of shares of the Series A Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined in the Certificate of Designation)), equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as if such dividends (other than dividends payable in the form of Common Stock) are paid on the shares of the Common Stock; provided, however, in no event shall holders of Series A Preferred Stock be entitled to receive the “rights” distributed pursuant to the CVR Agreement or any amounts paid under the CVR Agreement. In addition, holders of Series A Preferred Stock shall be entitled to receive, and the Company shall pay, payment-in-kind dividends on each share of Series A Preferred Stock, accruing at a rate equal to five percent (5.0%) per annum payable in shares of Series A Preferred Stock on the date that is 180 days after the date of the original issuance of such Series A Preferred Stock or such earlier date that that such holder may convert any portion of the Series A Preferred Stock to Common Stock.

Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or Amended and Restated Bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock (iii) prior to the Stockholder Approval (as defined in the Certificate of Designation) or at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any stock sale or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

The Series A Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Upon stockholder approval of the Conversion Proposal, each share of Series A Preferred Stock will automatically convert into 10,000 shares of Common Stock, subject to certain limitations provided in the Certificate of Designation, including that the Company shall not affect any conversion of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”); provided, however, that the Beneficial Ownership Limitation will not apply after the stockholder approval of the Change of Control Proposal and upon the occurrence of certain other events as set forth in the Certificate of Designation. If at any time following the earliest of Stockholder Approval (as defined in the Certificate of Designation), the occurrence of one of the events set forth in clauses (ii), (v), or (vi) of Section 1.5(a) of the Exchange Agreement, or June 30, 2026, the Company fails to deliver to a holder certificates representing shares of Common Stock or electronically deliver such shares, the Series A Preferred Stock is redeemable for cash at the option of the holder thereof at a price per share equal to the then-current Fair Value of the Series A Preferred Stock, as defined and described in the Certificate of Designation.

The foregoing description of the Series A Preferred Stock and Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Exchange Agreement, Sealbond and all of the directors and executive officers of the Company (solely in their capacity as stockholders of the Company) as of immediately prior to the Closing entered into lock-up agreements with the Company, pursuant to which each such stockholder agreed to be subject to a 180-day lockup on the sale or transfer of shares of the Company held by each such stockholder at the Closing, including those shares of Common Stock and Series A Preferred Stock (including the shares of Common Stock into which such Series A Preferred Stock is convertible) received by each such stockholder in the Combination (the “Lock-Up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is included as Exhibit B to the Exchange Agreement, which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Contingent Value Rights Agreement

Concurrently with the Closing, the Company entered into a contingent value rights agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”), pursuant to which each holder of Common Stock as of October 17, 2024, including those holders receiving shares of Common Stock in connection with the Combination, is entitled to one contractual contingent value right (each, a “CVR”) issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder as of 5:00 p.m. Eastern Daylight Time on October 17, 2024. The CVR Agreement has a term of seven years.

When issued, each contingent value right will entitle the holders (the “Holders”) thereof, in the aggregate, to 87.75% of any Upfront Payment (as defined in the CVR Agreement) or Milestone Payment (as defined in the CVR Agreement) received by the Company in a given calendar quarter.

The distributions in respect of the CVRs that become payable will be made on a quarterly basis and will be subject to a number of deductions, subject to certain exceptions or limitations, including, but not limited to, for certain taxes and certain out-of-pocket expenses incurred by the Company.

Under the CVR Agreement, the Rights Agent has, and Holders of at least 30% of the CVRs then-outstanding have, certain rights to audit and enforcement on behalf of all Holders of the CVRs. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than as permitted pursuant to the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit H to the Exchange Agreement, which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Loan Agreement

On October 7, 2024, in connection with the Exchange Agreement, the Company entered into a Loan Agreement (the “Loan Agreement”) with Conjoint Inc., a Delaware corporation (“Lender”) and a wholly-owned subsidiary of CK Life Sciences. Pursuant to the Loan Agreement, Lender agreed to make a loan to the Company in the aggregate principal amount of $19,500,000, of which (i) $16,500,000.00 will be disbursed on October 7, 2024 and (ii) $3,000,000.00 will be disbursed on February 18, 2025, subject in each case to certain conditions described in the Loan Agreement. Pursuant to the terms of the Loan Agreement, the proceeds are to be used for the purpose of (1) funding operations and (2) performing clinical and research & development activities by, or on behalf of Wex Pharmaceuticals, Inc., a wholly-owned subsidiary of Pharmagesic, related to Halneuron®.

The foregoing summary of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is incorporated by reference as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

On October 7, 2024, in connection with the Exchange Agreement, the Company and Sealbond entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, if, at any time after April 30, 2025, the Company receives a request from holders of at least forty percent (40%) of the Registrable Securities (as defined in the Registration Rights Agreement) then outstanding that the Company file a Form S-1 registration statement with respect to at least thirty percent (30%) of the Registrable Securities then outstanding; provided, that, if at the time of such request, the only holder of Registrable Securities is Sealbond, there shall be no threshold percent to make such request and such threshold percent that must be covered by such request shall be thirty percent (30%) (or, in each case, a lesser percent if the anticipated aggregate offering price, net of Selling Expenses (as defined in the Registration Rights Agreement), would exceed $10,000,000), then the Company shall  as soon as practicable, and in any event within sixty (60) days after the date of such request, file a Form S-1 registration statement with the SEC.

If, at any time after April 30, 2025, the Company receives a request from holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $7,500,000; provided, that, if at the time of such request, the only holder of Registrable Securities is Sealbond, there shall be no threshold percent to make such request and the anticipated aggregate offering price, net of Selling Expenses, must be at least $1,000,000, then the Company shall as soon as practicable, and in any event within thirty (30) days after the date of such request, file a Form S-3 registration statement with the SEC.

The Company will use its good faith commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable after such registration statement is filed.

The Company has also agreed to, among other things, indemnify the holders of Common Stock and Series A Preferred Stock signatory thereto, and each of their respective partners, members, directors, officers, stockholders, legal counsel, accountants, underwriter investment advisers and employees of each of them, each Person who controls any such holder or underwriter (within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Form of Repurchase Agreement

The Exchange Agreement provides that Sealbond has the right to exercise an option, but not an obligation, after the Closing and upon the occurrence of certain events, to acquire all of the Company’s and its direct and indirect subsidiaries’ intellectual property, rights, title, regulatory submissions, assignment of contracts, data and interests, as of the time of such acquisition, in and to tetrodotoxin and Halneuron®, in accordance with the terms and conditions of the form of Repurchase Agreement.

The foregoing summary of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Repurchase Agreement, a copy of which is filed as Exhibit I to the Exchange Agreement, which is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

General

Sealbond acquired the shares of Common Stock as described above and hold the shares of Common Stock and Series A Preferred Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock or Series A Preferred Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to Sealbond’s investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s organizational documents or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Mr. Yu, who is the Deputy Chairman and an Executive Director of CK Life Sciences, and Dr. Toh, who is a Vice President, the Chief Scientific Officer and an Executive Director of CK Life Sciences, each of whom are members of the Company’s board of directors, in their respective fiduciary capacities as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Company

Sealbond is the direct owner of 211,383 shares of Common Stock, which shares represent approximately 15.9% of the 1,332,268 shares of Common Stock outstanding after the Reverse Stock Split and the issuance of the Common Stock pursuant to the Exchange Agreement, as reported in the Current Report on Form 8-K filed by the Company on October 7, 2024. Sealbond also directly owns 2,108.3854 shares of Series A Preferred Stock issued to it in the Combination. Conversion of the Series A Preferred Stock is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock. Accordingly, the amounts reported as beneficially owned by Sealbond exclude 21,083,854 shares of Common Stock that may become issuable upon conversion of the 2,108.3854 shares of Series A Preferred Stock directly owned by Sealbond.

CK Life Sciences is the indirect parent company of Sealbond and may be deemed to have voting and dispositive power over shares of Common Stock held directly by Sealbond. Other than the Combination discussed above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

The information set forth in item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Share Exchange Agreement, dated October 7, 2024, relating to Pharmagesic (Holdings) Inc., by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Sealbond Limited (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2024).
99.2	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2024).
99.3	Loan Agreement, dated October 7, 2024, by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Conjoint Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2024).
99.4	Registration Rights Agreement, dated October 7, 2024, by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Sealbond Limited (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2024).
99.5	Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of October 15, 2024.

SEALBOND LIMITED

By:	/s/ Wong Wun Lam
Name: Wong Wun Lam
Title: Director

CK LIFE SCIENCES INT’L., (HOLDINGS) INC.

By:	/s/ Yu Ying Choi Alan Abel
Name: Yu Ying Choi Alan Abel
Title: Director

SCHEDULE A

Sealbond Limited

Name	Title	Present Occupation	Present Business Address	Citizenship
Yu Ying Choi, Alan Abel	Director	Deputy Chairman of CK Life Sciences Int'l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	British
Wong Wun Lam	Director	Chief Financial Officer of CK Life Sciences Int'l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	Canadian
Wu Pak To, Sunny	Director	Chief Operations Officer of CK Life Sciences Int'l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	British

During the last five years, none of the executive officers or directors of the Reporting Person listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CK Life Sciences Int’l., (Holdings) Inc.

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Tzar Kuoi, Victor	Director	Chairman of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Hong Kong, China
Kam Hing Lam	Director	President of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Hong Kong, China
Ip Tak Chuen, Edmond	Director	Senior Vice President and, Chief Investment Officer of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Hong Kong, China
Yu Ying Choi, Alan Abel	Director	Deputy Chairman of CK Life Sciences Int’l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	British
Lee Yuen, Lance Richard	Director	Vice President and Chief Executive Officer of CK Life Sciences Int’l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	Canadian
Toh Kean Meng, Melvin	Director	Vice President, Chief Scientific Officer of CK Life Sciences Int’l., (Holdings) Inc.	2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong	Singaporean
Eirene Yeung	Company Secretary	Company Secretary of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Hong Kong, China
Tulloch, Peter Peace	Director	Non-executive Director of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Australian
Kwok Eva Lee	Director	Independent Non-executive Director of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canadian
Kwan Kai Cheong	Director	Independent Non-executive Director of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Australian
Tighe, Paul Joseph	Director	Independent Non-executive Director of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Australian
Roberts, Donald Jeffrey	Director	Independent Non-executive Director of CK Life Sciences Int’l., (Holdings) Inc.	7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canadian

During the last five years, none of the executive officers or directors of the Reporting Person listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.